Exhibit 99.1

JMU Limited Announces Changes to the Board of Directors

SHANGHAI, Nov. 29, 2019 /PRNewswire/ -- JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU) today announced the resignation of Mr. Tianruo (Robert) Pu (“Mr. Pu”) as (i) member of the board of directors of the Company (the “Board”), (ii) member of the audit committee (the “Audit Committee”) and the compensation committee of the Board (the “Compensation Committee”), and (iii) chairperson of the Audit Committee for personal reasons.

Upon Mr. Pu’s resignation, the Audit Committee and the Compensation Committee will comprise of Mr. Tony C. Luh and Mr. Min Zhou, respectively.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

JMU Limited

ir@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904

For more information about JMU Limited, please visit: http://ir.ccjmu.com.